RECEIVED

2008 MAR 31 P 5:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Abbey Capital

1/2 Cavendish Row,
Upper O'Connell Street,
Dublin 1
tel: 353-1-828 0400
fax: 353-1-828 0499
email: info@abbeycapital.com
web: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

[redacted]

08001570

SUPPL

19th March 2008

Re: Submission of ACL Alternative Fund Ltd, file number 34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period February 1st to February 29th, 2008.

- Monthly Performance Report for February.
- Daily NAV's for ACL Alternative Fund for February.

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

PROCESSED
APR 03 2008
THOMSON FINANCIAL

4/1

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

29-Feb-08

Submission of ACL Alternative Fund Ltd, file number ***34999***

Date	NAV
31-Jan-08	189.21
1-Feb-08	188.65
4-Feb-08	189.15
5-Feb-08	189.54
6-Feb-08	190.40
7-Feb-08	190.43
8-Feb-08	192.83
11-Feb-08	193.23
12-Feb-08	190.89
13-Feb-08	190.77
14-Feb-08	192.70
15-Feb-08	193.70
18-Feb-08	192.57
19-Feb-08	195.29
20-Feb-08	194.69
21-Feb-08	195.77
22-Feb-08	197.02
25-Feb-08	197.16
26-Feb-08	200.16
27-Feb-08	201.53
28-Feb-08	206.58
29-Feb-08	208.67

Abbey Capital

1-2 Cavendish Row
Dublin 1
Ireland
Phone: 353 1 828 0400
Fax: 353 1 828 0499

ACL Alternative Program USD Share Class A

Monthly Performance Update February 2008 **+10.3%, +14.9% Year-to-date**

Summary

The ACL Alternative Fund USD Share Class A was up +10.3% in February and is +14.9% year-to-date. Gains were broadly diversified, with trading in every market sector contributing to this month's strong performance.

Equity markets declined and the USD weakened as economic data pointed to a sharply weakening US economy. Continued strong demand, tight supply and the weaker USD saw strong rallies across commodity markets. Short exposure to equity indices and the USD and long exposure to the agricultural commodities, energy, metals and fixed income sectors all contributed to the profitable performance.

ACL Alternative Program Monthly Rates of Return ($ Class A)

(commencing 1st December 2000)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000												8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-3.6%	2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	-1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	2.9%	-2.9%	-1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%											14.9%

Figure for February 2008 is estimated

The Program commenced in December 2000 and was launched as a fund in January 2002 It allocates to a group of external Alternative Investment Managers. The performance figures shown are net of all fees and interest is included (pro-forma interest from December 2000 to April 2001 actual interest received thereafter).

Equity

Global equity markets were generally range-bound for most of February before declining sharply at month-end on weak corporate earnings reports and bearish comments from the Fed. The S&P 500 closed lower for the fourth straight month, finishing at -3.5% for the month, bringing its decline to -9.4% for the year. In Europe the DAX lost -1.5% and the FTSE closed flat. Asian markets finished mixed with the Hang Seng rising +3.7% on expectations of lower US interest rates, while the Nikkei 225 was unchanged.

FX

The prospect of a widening interest rate differential between the US and the Eurozone saw the EUR rally +2% against the USD to touch a record high of 1.5239. The USD also weakened to a three-year low versus the JPY at 103.66. Heightened risk aversion boosted demand for the Japanese currency as speculative carry trade positions were unwound. The AUD also rallied against the USD after the Australian Reserve Bank raised its benchmark interest rate to 7% and signaled further hikes may be needed to tackle rising inflation.

Financials

Rising inflationary concerns weighed on fixed income instruments as US consumer prices rose more than forecast and the Eurozone headline inflation rate remained at a record high. Bond prices pared losses at month-end as equity markets fell, with the yield on the US Treasury two-year note recorded its biggest weekly drop since last October, falling 40 basis points to 1.62%.

Energy

The weaker USD, concerns that OPEC would not increase output, and several temporary supply disruptions saw crude oil rally +11% to reach a record above $103. Increased demand for crude saw a rise in other petroleum products, with gasoil also reaching an all-time high. Natural gas rallied on supply concerns as US inventories declined for the fourteenth consecutive week at month-end.

Performance Analysis

(as at 29th February 2008)

	ACL Alternative Program USD Share Class A (1st Dec 2000)	ACL Alternative Fund USD Share Class A (31st Jan 2002)
Cumulative Return	149.5%	108.7%
Annualised ROR	13.4%	12.7%
Largest Monthly Gain	10.6%	10.6%
Largest Monthly Loss	-11.5%	-7.7%
Annualised Volatility	15.3%	14.2%
Volatility from Nov 2003	13.0%	13.0%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.7	0.7

The ACL Alternative Program started 1st December 2000 and fund was launched on 31st January 2002

Continued overleaf..

PAST PEFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS